[redacted]

SEC Mail Processing Section

FEB 27 2009

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION

09057107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: London & Pacific Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue Suite 3170
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Weissman 310.531.8226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Weissman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of London & Pacific Capital Advisors, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn ~~(or affirmed)~~ to before me this 23 day of February, 2009 by Eric Weissman ~~personallly known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

[signature]
Notary Public

[signature]
Signature

President
Title

RYAN P. DALIT
Commission # 1776236
Notary Public - California
Los Angeles County
MyComm. Expires Oct 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
London & Pacific Capital Advisors, L.L.C.:

We have audited the accompanying statement of financial condition of London & Pacific Capital Advisors, L.L.C. (the Company), as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of London & Pacific Capital Advisors, L.L.C. as of December 31, 2008, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

London & Pacific Capital Advisors, L.L.C.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 201,139
Accounts receivable	55,204
Prepaid expenses	3,616
Total assets	$ 259,959

Liabilities and Member's Equity

Liabilities	
Account payable and accrued expenses	$ 38,436
Total liabilities	38,436
Member's equity	221,523
Total liabilities and member's equity	$ 259,959

The accompanying notes are an integral part of these financial statements.

London & Pacific Capital Advisors, L.L.C.
Statement of Income
For the year ended December 31, 2008

Revenues	
Advisory fees	$ 1,895,888
Net investment gains (losses)	(120,000)
Total revenues	1,775,888
Expenses	
Employee compensation and benefits	48,005
Commissions	578,940
Occupancy and equipment rental	5,292
Professional fees	832,133
Other operating expenses	58,449
Total expenses	1,522,819
Income (loss) before income tax provision	253,069
Net income (loss)	$ 253,069

The accompanying notes are an integral part of these financial statements.

London & Pacific Capital Advisors, L.L.C.
Statement of Changes in Member's Equity
For the year ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 18,454
Member's distributions	(50,000)
Net income (loss)	253,069
Balance at December 31, 2008	$ 221,523

The accompanying notes are an integral part of these financial statements.

London & Pacific Capital Advisors, L.L.C.
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 253,069
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Account receivable	$ (55,204)	
Prepaid expenses	(3,616)	
Advances to related parties	9,000	
(Decrease) increase in:		
Account payable and accrued expenses	34,878	
Income taxes payable	(800)	
Payable to related parties	(14,210)	
Total adjustments		(29,952)
Net cash provided by (used in) operating activities		223,117
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's distributions	(50,000)	
Net cash provided by (used in) financing activities		(50,000)
Net increase (decrease) in cash and cash equivalents		173,117
Cash at beginning of year		28,022
Cash at end of year		$ 201,139

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

London & Pacific Capital Advisors, L.L.C.
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

London & Pacific Capital Advisors, L.L.C. (the "Company") was organized in the State of Nevada on May 23, 2006, and subsequently registered to conduct business in the State of California. The Company is a single member Limited Liability Company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934.

The Company provides limited corporate finance services to small to mid-sized healthcare companies operating within the sub-sectors of healthcare services, devices or life sciences. The Company can also engage in private placements and mergers and acquisitions services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, where by all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

The Company is a wholly–owned subsidiary of London & Pacific Healthcare, LLC (the "Parent"), and is affiliated through common ownership to Medical Development Specialists, Inc. ("MDS").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Investment advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided.

Note 2: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company was organized as a Limited Liability Company, therefore no federal income tax provision is provided. All tax effects of the Company's income or loss are passed through to the member individually.

Note 3: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent effective September 18, 2006. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2008, the Company incurred $6,000 for certain costs and services, including rent.

The Parent and MDS entered into agreements to provide their consulting services to the Company relating to its investment advisory activities. As of December 31, 2008 the Company paid its Parent and MDS a total of $479,267 and $24,750, respectively. These payments are included in professional fees on the statement of income.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $162,703, which was $157,703 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($38,436) to net capital was 0.24 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

London & Pacific Capital Advisors, L.L.C.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Member's equity		$ 221,523
Less: Non allowable assets		
Account receivable	(55,204)	
Prepaid expenses	(3,616)	
Net adjustments		(58,820)
Net Capital		162,703
Computation of net capital requirements		
Minimum net capital requirements		
6⅔ percent of net aggregate indebtedness	$ 2,562	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 157,703
Ratio of aggregate indebtedness to net capital	0.24:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

London & Pacific Capital Advisors, L.L.C.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to London & Pacific Capital Advisors, L.L.C. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

London & Pacific Capital Advisors, L.L.C.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to London & Pacific Capital Advisors, L.L.C. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

London & Pacific Capital Advisors, L.L.C.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
London & Pacific Capital Advisors, L.L.C.:

In planning and performing our audit of the financial statements of London & Pacific Capital Advisors, L.L.C. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & CareSM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2009